Exhibit 18

To the Board of Directors and Shareholders of

Morgan Stanley:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended February 28, 2005, of the facts relating to a change in accounting principle that results in the presentation of cash collateral related to derivatives contracts on a net basis. The accounting for credit support agreements related to derivative contracts is being changed from the presentation of cash collateral pledged and received as separate assets and liabilities to the presentation of cash collateral on a net basis with the value of the related derivatives in your consolidated financial statements. This is a more relevant presentation of the credit risk of the associated derivative contracts. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Morgan Stanley and subsidiaries (the “Company”), that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to November 30, 2004. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of the Company as of any date or for any period subsequent to November 30, 2004.

Yours truly,

/s/  DELOITTE & TOUCHE LLP

New York, New York

April 4, 2005